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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                          Heartland Bancshares, Inc.
    ----------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  421970 104
    ----------------------------------------------------------------------
                                (CUSIP Number)

          Barrett Rochman, 1343 E. Park, Carbondale, Illinois 62902
    ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 19, 1996
    ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 421970104                                        PAGE 2 OF 6 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barrett Rochman
      ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      PF and BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          67,924 (1)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             11,940 (2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          67,924 (1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          11,940 (2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      78,438
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [X]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.04%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1) Mr. Rochman beneficially owns 66,498 shares directly, and 1,426 shares are beneficially owned by Marilyn Rochman, the wife of Mr. Rochman. Mr. Rochman disclaims any beneficial interest in the 1,426 shares owned by Marilyn Rochman.

2) The Boo Rochman Charitable Corporation owns 9,940 shares, and the Barrett Rochman Family Investment owns 2,000 shares. Mr. Rochman and Marilyn Rochman have shared voting and investment power over these shares.

                    INFORMATION ATTACHMENT TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         Unchanged from initial Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Unchanged from initial Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Rochman used bank loans, personal funds or funds owned by Barrett Rochman Family Investment to make the purchases described in this Amendment No. 1 to Schedule 13D as follows:

         Total bank loans from the following banks:           $175,295.00

                    First Bank of Carbondale
                    1500 West Main Street
                    Carbondale, Illinois  62901

                    First National Bank and Trust Company
                    P. O. Box 2227
                    Carbondale, Illinois  62902

                    Charter Bank
                    114 West Broadway
                    Sparta, Illinois  62266

         Personal funds or funds owned by Barrett Rochman
           Family Investment:                                 $225,230.00
                                                              -----------
                          Total Funds Used in the Purchases:  $400,525.00
                                                              ===========

ITEM 4.  PURPOSE OF TRANSACTION

         The shares identified in this Amendment No. 1 to Schedule 13D were purchased for investment purposes. Mr. Rochman plans to propose that shareholders of the issuer adopt a resolution at the 1997 Annual Meeting of Shareholders recommending that the Board of Directors examine a possible sale or merger of the issuer. Mr. Rochman also has nominated himself for election as a director of the issuer at the 1997 Annual Meeting of Shareholders and presently plans to solicit proxies in opposition to the Board of Directors' proxy solicitation in connection with the election of himself and another nominee at the 1997 Annual Meeting.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares beneficially owned by Mr. Rochman is 78,438, or 9.04%, of the outstanding common stock of the issuer.


                              PAGE 3 OF 6 PAGES

         (b) Mr. Rochman has sole power to vote and dispose of 67,924 shares, as identified on Lines 7 and 9 of the Cover Page of this Amendment No. 1 to Schedule 13D, other than the 1,426 shares beneficially owned by Marilyn Rochman. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 11,940 shares, as identified on Lines 8 and 10 of the Cover Page of this Amendment No. 1 to Schedule 13D. The identity and background information for Marilyn Rochman is as follows:

                 (1)      Name:                    Marilyn Rochman

                 (2)      Residence Address:       1355 East Park Street
                                                   Carbondale, Illinois 62901

                 (3)      Occupation:              Housewife

                 (4) During the past (5) years, Mrs. Rochman has not been convicted in a criminal proceeding.

                 (5) During the past (5) years, Mrs. Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (6)      Citizenship:             United States

         (c) All transactions listed in response to Item 5(c) of this Amendment No. 1 to Schedule 13D were effected through a broker-dealer or a market maker, except for the transactions listed in paragraphs 4,5,13-17, which were effected directly through the buyer or seller, as the case may be. Transactions effected since the most recent filing on Schedule 13D are as follows:

                 (1) On June 28, 1996, Mr. Rochman purchased 1,426 shares at $10.00 per share.

                 (2) On June 28, 1996, Marilyn Rochman, the wife of Mr. Rochman, purchased 1,426 shares at $10.00 per share.

                 (3) On September 6, 1996, the Barrett Rochman Family Investment purchased 2,000 shares at $12.375 per share for which no funds of Mr. Rochman were used.

                 (4) On September 18, 1996, Mr. Rochman transferred 7,570 of his shares to the Boo Rochman Charitable Corporation for no consideration.

                 (5) On September 18, 1996, Mr. Rochman transferred an aggregate of 4,673 shares for no consideration to his children as follows:


                              PAGE 4 OF 6 PAGES

                          (i)     949 shares were transferred to
                                  Kenneth Rochman;
                          (ii)    949 shares were transferred to Jamie Rochman;
                          (iii)   949 shares were transferred to
                                  Timothy Rochman;
                          (iv)    919 shares were tranferred to Corie Rochman;
                                  and
                          (v)     907 shares were tranferred to Karrie Ewers.

                 (6) On September 19, 1996, Mr. Rochman purchased 10,000 shares at $12.688 per share.

                 (7) On October 31, 1996, Mr. Rochman purchased 3,500 shares at $14.00 per share.

                 (8) On November 5, 1996, Mr. Rochman purchased 2,000 shares at $14.00 per share.

                 (9) On February 5, 1997, Mr. Rochman purchased 4,000 shares at $14.625 per share.

                 (10) On February 12, 1997, Mr. Rochman purchased an aggregate of 600 shares at $15.25 per share.

                 (11) On February 28, 1997, Mr. Rochman purchased 800 shares at $15.25 per share.

                 (12) On February 28, 1997, Mr. Rochman purchased 4,200 shares at $15.125 per share.

                 (13) On March 31, 1997, Mr. Rochman sold 1,400 shares at $15.25 per share.

                 (14) On March 31, 1997, both Jamie Rochman and Timothy Rochman made a gift of 474 shares to Mr. Rochman.

                 (15) On March 31, 1997, Mr. Rochman made a charitable contribution of the 474 shares received from Jamie Rochman to the Boo Rochman Charitable Corporation.

                 (16) On March 31, 1997, individuals other than Mr. Rochman made charitable contributions of an aggregate amount of 1,422 shares to the Boo Rochman Charitable Corporation.

                 (17) On April 10, 1997, Mr. Rochman made a charitable contribution of the 474 shares received from Timothy Rochman to the Boo Rochman Charitable Corporation.

         (d)     Not applicable.

         (e)     Not applicable.


                              PAGE 5 OF 6 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Unchanged from initial Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There are no contracts, arrangements, understandings or relationships of Mr. Rochman with respect to the securities identified in this Amendment No. 1 to Schedule 13D, other than with respect to the bank loans disclosed in response to Item 3 hereof and the pledges of securities of the issuer in connection with such loans.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   /s/ Barrett Rochman
     ---------------                               ----------------------
          Date                                     Signature

                                                   Barrett Rochman
                                                   ----------------------
                                                   Name/Title




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